Jeffrey P. Schultz | 212 692 6732 | jschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

November 22, 2006

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561
Washington, D.C. 20549

Re:	Apex Bioventures Acquisition Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed on August 30, 2006
File No. 333-135755

Ladies and Gentlemen:

On behalf of Apex Bioventures Acquisition Corporation (the “Company”), set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated September 8, 2006 from Larry Spirgel, Assistant Director, Division of Corporation Finance. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

General

1.
We note that you have included “existing shareholders” in the class of persons who will purchase founders warrants. Please revise the definition of “private placement” on page one to include “existing shareholders.”

Response: We note the Commission’s comment and will comply with such request.

Financial Statements

Balance Sheet, page F-3

2.
Please refer to prior comment 21. Tell us your consideration of paragraph 15 of ARB 43, Chapter 7, and why your issuance of 351,562 shares, or approximately 15% of your outstanding shares would be accounted for as a stock split effected in the form of a dividend.

Response: The Company has reviewed ASR 124 and will account for the issuance of additional shares to the original shareholders as a stock dividend. In response to the verbal question posed by the staff in connection with related compensation, we believe that the stock dividend should not result in a compensation charge as the current stockholders of the Company, all of whom should be considered “founders” of the Company, have not received any further significant value.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Securities and Exchange Commission

If we assume that the additional shares to be issued in the stock dividend would be “compensation” to the current stockholders, the shares of the Company’s common stock are worth no more at the time of the purchase by the current stockholders than at the time of purchase by the original stockholders. At the time the shares would be issued to the Company’s current stockholders, the Company had negative working capital, minimal net worth (all of which was provided by these current stockholders), a negative net tangible book value, and a cash position that exists solely as a result of contributions to capital and loans from the existing stockholders.

The fact that the Registration Statement contained pricing information should not impact an analysis of the value of the shares of the Company’s common stock purchased by the current stockholders. The pricing of the securities was not based on the value of the Company, but instead was based on an arbitrary set of criteria including how much the current stockholders believed they needed to raise to purchase an operating business in the selected industry and the type of securities the underwriter believed that it could sell to potential investors. We have noted stock splits (or reverse stock splits) and stock dividends in a number of similar companies to keep the initial stockholders at a 20% rate as this overall pricing fluctuated via the criteria noted above. In addition, the initial shareholders are obligated to fund the continuing costs of the registration effort and the vast majority of the proceeds of the offering will be placed in a trust account solely for the benefit of the public stockholders, unless the future efforts of the current stockholders are successful in identifying and acquiring a target business. In the initial public offering of an operating company, the offering price of its securities would be a good measure of the value of those securities since pricing would occur at around the time its registration statement was declared effective by the Commission and would be based on the Company’s assets and operations. In the Company’s case, the offering price of its securities was determined long before the effective date of the Registration Statement based on an arbitrary set of criteria. Because the Company has limited assets, no working capital and no operations, the only “value” its securities will have upon consummation of its initial public offering relates to the amount of money raised in the initial public offering. If no funds were raised, the Company’s securities would continue to have no value, whereas if an operating company failed to consummate its initial public offering, its securities would have some value based on its assets and operations.

In addition, the value of the Company’s common stock owned by the current stockholders is not commensurate with the value of the Units in the Registration Statement should the Initial Public Offering be completed, because the shareholders will not be receiving any warrants and because their securities would not share in any liquidating distributions, are not convertible into cash and will not be transferable by the current stockholders until one year after a business combination is consummated, a period that could be as much as three years from the effective date, except in certain limited exceptions.

Based on the foregoing, the Company has concluded that the stock dividend does not result in any compensation expense.

Securities and Exchange Commission

Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

Joel I. Papernik, Esq. Jeffrey P. Schultz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Jeffrey P. Schultz

Jeffrey P. Schultz

cc:	Securities and Exchange Commission

William A. Bennett, Esq.

Apex Bioventures Acquisition Corporation

K. Michael Forrest

Bingham McCutchen LLP

Floyd I. Wittlin, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Joel I. Papernik, Esq.